Exhibit 99.1

SFL — Announces Public Offering

Press release from Ship Finance International Limited, October 1, 2012

Ship Finance International Limited ("Ship Finance" or the "Company") (NYSE: SFL) today announced an underwritten public offering of 6,000,000 common shares. The common shares are being offered pursuant to the Company's effective shelf registration statement. The Company intends to use the net proceeds of this offering to invest in new assets within the shipping and offshore sectors and for general corporate purposes, including working capital.

Morgan Stanley is acting as the sole book-running manager for the offering. The common shares purchased by the underwriters are expected to be offered for resale from time to time in negotiated transactions or otherwise, on the New York Stock Exchange at market prices prevailing at the time of sale, at prices related to such prevailing market prices or otherwise. On September 28, 2012, the closing price of the Company's common shares on the New York Stock Exchange was $15.72 per share.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful, The offering is being made only by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission, When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Delivery Department or by email at prospectus@morganstanley.com.

The Board of Directors
Ship Finance International Limited Hamilton, Bermuda

Questions should be directed to:

Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23 11 40 09

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23 11 40 12

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finanace Management AS
+47 23 11 40 11

About Ship Finance

Ship Finance is a leading ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. It is listed on the New York Stock Exchange and trades under the symbol "SFL." Including newbuildings, the Company has a fleet of 67 vessels that consists of 25 crude oil tankers (VLCC and Suezmax, which excludes two non-double hull VLCCs, that have been sold and are scheduled to be delivered to their purchasers in the fourth quarter of 2012 and the first quarter of 2013, respectively), two chemical tankers, three oil/bulk/ore vessels (which excludes one OBO which has been sold and is scheduled to be delivered in the fourth quarter of 2012), 12 drybulk carriers including two newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. Most of the vessels and offshore drilling units are employed on long-term charters. More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.